

October 16, 2013

Via E-Mail
Mr. Arne G. Haak
Chief Financial Officer
Ruth's Hospitality Group, Inc.
1030 W. Canton Avenue, Suite 100
Winter Park, Florida 32789

> **Re:** **Ruth's Hospitality Group, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 000-51485**

Dear Mr. Haak:

We have reviewed your response letter dated October 9, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012
Note 2. Summary of Significant Accounting Policies (v) Segment Reporting, Page F-11

1. We note your response to our prior comment number one. Please file on Form 8-K information informing your investors of the change in reportable segments which will be reflected prospectively in your next Form 10-Q for the quarter ended September 30, 2013 and the reason(s) thereof. Please be advised that should you file a Securities Act or Exchange Act registration statement prior to filing your Form 10-K for the fiscal year ended December 31, 2013, you will need to file audited retroactively revised financial statements for the pre-event periods which may be also filed on Form 8-K. Please confirm your understanding of this matter in your next response to us.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief